Exhibit 99.1

GasLog Partners LP Announces Election of Director at 2019 Annual Meeting of Limited Partners

Monaco — May 10, 2019 — GasLog Partners LP (GasLog Partners or the “Partnership”) (NYSE: GLOP), a master limited partnership focused on owning, operating and acquiring liquefied natural gas (“LNG”) carriers, announced the election of Robert B. Allardice, as a Class I Director, at the Partnership’s annual meeting of limited partners held in Monaco today.  Mr. Allardice is to hold office until the 2022 annual meeting.

Limited partners also ratified the appointment of Deloitte LLP as the Partnership’s independent auditors for the fiscal year ending December 31, 2019.

About GasLog Partners LP

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Contacts:

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogmlp.com